SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

First Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

318687100
(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, Suite 103,
Greenwich, Connecticut 06830
(203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2009
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318687100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.39%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 318687100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.39%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 318687100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.39%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 318687100	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER.

This Schedule 13D/A (this “Amendment No. 2”) amends the Schedule D originally filed on June 9, 2003 relating to the shares of common stock, par value $0.01 (the "Common Stock") of First Bancshares, Inc. (the "Company") (the “Original Schedule 13D”) as previously amended by Amendment No. 1, filed on September 10, 2003.  The Company’s principal executive offices are located at 142 East First St., Mountain Grove, Missouri 65711.  The Original Schedule 13D, as further amended by Amendment No. 1 and this Amendment No. 2, is hereinafter referred to as the "Schedule 13D".  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or Amendment No. 1.  This Amendment No. 2 amends Item 5 of the Schedule 13D as set forth below.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	Tontine Financial Partners, L.P.
	(a)	Aggregate number of shares beneficially owned: 21,500

Percentage:  1.39%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 1,550,815 shares of Common Stock issued and outstanding as of May 6, 2011 as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2011.

	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: 21,500
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: 21,500
	(c)	Not applicable.
(d)
TM, the general partner of TFP, has the power to direct the
affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.

	(e)	November 24, 2009.

CUSIP No. 318687100	SCHEDULE 13D/A	Page 6 of 7 Pages

B.	Tontine Management, L.L.C.
	(a)	Aggregate number of shares beneficially owned: 21,500
Percentage: 1.39%
	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: 21,500
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: 21,500
	(c)	Not applicable.
	(d)	Mr. Gendell is the managing member of TM and in that capacity directs its operations.
	(e)	November 24, 2009.

C.	Jeffrey L. Gendell
	(a)	Aggregate number of shares beneficially owned: 21,500
Percentage: 1.39%
	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: 21,500
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: 21,500
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	November 24, 2009.

CUSIP No. 318687100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2011

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell

TONTINE MANAGEMENT, L.L.C.
By:	Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE FINANCIAL PARTNERS, L.P.
By:	Tontine Management, L.L.C., its general partner
By:	Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell